Ashley Black Inc.
(formerly known as ADB Interests LLC)
and subsidiaries

(a Texas Limited Liability Company)

Audited Consolidated Financial Statements
Period of January 1, 2021
through December 31, 2022

Audited by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Ashley Black Inc.
(formerly known as ADB Interests LLC)
and subsidiaries

Table of Contents



TaxDrop

Independent Auditor's Report

June 8, 2023
To: Management of Ashley Black Inc.
Attn: Brandy Hipp, CFO
Re: 2022-2021 Consolidated Financial Statement Audit – Ashley Black Inc. (formerly known as ADB Interests LLC)

Report on the Audit of the Consolidated Financial Statements

Opinion
We have audited the consolidated financial statements of Ashley Black Inc. (fka ADB Interests LLC) and its underlying subsidiaries, which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Ashley Black Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

2021 Financial Statements Restatement
As described in Note 17, the 2021 financial statements have been restated. We audited the adjustments described in Note 17 that were applied to restate the 2021 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Ashley Black Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Ashley Black Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include

examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Ashley Black Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Ashley Black Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
June 8, 2023

Ashley Black Inc. (formerly known as ADB Interests, LLC) and Subsidiaries
CONSOLIDATED BALANCE SHEETS
December 31, 2022 and 2021
(Audited)

	2022	2021
ASSETS		
Current Assets		
Cash and cash equivalents	$ 2,632,296	$ 998,392
Accounts receivable, net	241,407	334,736
Prepaid expenses	140,146	96,168
Inventory	6,489,232	3,910,728
Total Current Assets	**9,503,080**	**5,340,024**
Property and Equipment		
Furniture and equipment	105,478	55,891
Leasehold improvements	33,075	33,075
Product Molds	659,012	529,862
Less: Accumulated depreciation	(185,118)	(78,612)
Net Property and Equipment	**612,447**	**540,216**
Intangibles, net	**2,346,020**	**2,119,724**
Other Assets		
Due from affiliates	5,701,521	4,217,782
Right of Use asset	223,666	-
Total Other Assets	**5,925,187**	**4,217,782**
Total Assets	**$ 18,386,734**	**$ 12,217,746**

The accompanying footnotes are an integral part of these financial statements

Ashley Black Inc. (formerly known as ADB Interests, LLC) and Subsidiaries

CONSOLIDATED BALANCE SHEETS (CONTINUED)

December 31, 2022 and 2021

(Audited)

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities				
Accounts payable	$	2,794,882	$	1,435,971
Accrued expenses		1,161,934		1,059,313
Sales tax payable		156,635		188,694
Income taxes payable		17,083		14,454
Deferred revenue		158,729		186,574
Settlement payable		127,763		382,454
Current portion of lease liability		142,769		-
Notes payable, current portion		120,651		110,185
Total Current Liabilities		**4,680,446**		**3,377,645**
Long-Term Liabilities				
Notes payable, net of current portion		1,080,690		1,204,643
Lease liability, net of current portion		96,853		
Secured borrowings		2,848,520		1,461,487
Line of credit		497,904		497,904
Convertible notes, net		3,053,861		-
Total Long-Term Liabilities		**7,577,828**		**3,164,035**
Total Liabilities		**12,258,274**		**6,541,680**
Total Members' Equity		**6,128,460**		**5,676,066**
Total Liabilities and Members' Equity	**$**	**18,386,734**	**$**	**12,217,746**

The accompanying footnotes are an integral part of these financial statements

Ashley Black Inc. (formerly known as ADB Interests, LLC) and Subsidiaries
CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2022 and 2021
(Audited)

		2022		(Restated) 2021
Revenues	$	25,611,558	$	15,369,802
Cost of goods sold		10,767,634		7,570,683
Gross Profit Margin		**14,843,924**		**7,799,119**
Operating Expenses				
Advertising and marketing		8,637,824		3,624,705
General and administrative		381,545		248,773
Legal and professional fees		292,396		424,175
Rent		254,932		229,353
Salaries and wages		3,722,729		2,359,195
Depreciation and amortization		156,919		83,731
Research and development		21,894		96,750
Insurance		221,129		154,418
Total Operating Expenses		**13,689,369**		**7,221,100**
Other Income				
Interest income		92,848		77,074
Forgiveness of debt		-		264,427
Total Other Income		**92,848**		**341,501**
Other Expenses				
Interest expense		491,321		399,232
Debt issuance costs		31,649		-
State Income Tax		25,081		-
Other Expense		197,484		-
Exchange gain (loss)		4,788		(1,542)
Total Other Expenses		**760,273**		**397,690**
Net Income	$	**487,131**	$	**521,830**

The accompanying footnotes are an integral part of these financial statements

Ashley Black Inc. (formerly known as ADB Interests, LLC) and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2022 and 2021
(Audited)

	Total Members' Equity	
Balance as of December 31, 2020 as previously stated	$	**5,713,810**
Prior Period Adjustments (See Note 17)		(262,589)
Balance as of December 31, 2020 as restated		**5,451,221**
Member distributions		(296,985)
Net Income (restated)		521,830
Balance as of December 31, 2021		**5,676,066**
Member Contributions		400,000
Member distributions		(434,737)
Net Income		487,131
Balance as of December 31, 2022	$	**6,128,460**

The accompanying footnotes are an integral part of these financial statements

Ashley Black Inc. (formerly known as ADB Interests, LLC) and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022 and 2021
(Audited)

	2022	2021
Cash Flows from Operating Activities		
Net Income (Loss)	$ 487,131	$ 521,830
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization	156,919	83,731
Forgiveness of debt	-	(264,427)
ROU assets and lease liabilities	15,956	-
Changes in operating assets and liabilities:		
Accounts receivable, net	93,329	(60,822)
Prepaid expenses	(43,979)	(44,640)
Inventory	(2,578,504)	(98,087)
Accounts payable	1,358,911	(1,142,684)
Accrued expenses	102,622	445,780
Sales tax payable	(32,059)	(127,674)
Income tax payable	2,629	(4,464)
Deferred revenue	(27,845)	143,366
Settlement payable	(254,691)	-
Net cash provided by (used in) operating activities	**(719,581)**	**(548,090)**
Cash Flows from Investing Activities		
Purchase of property and equipment	(178,737)	(318,787)
Net advances to affiliates	(1,483,739)	(1,619,430)
Patent and trademark acquisition costs	(276,709)	(447,147)
Net cash used in investing activities	**(1,939,185)**	**(2,385,365)**
Cash Flows from Financing Activities		
Member distributions	(434,737)	(296,985)
Member contributions	400,000	-
Net advances on secured borrowings	1,387,033	858,531
Net borrowings on notes payable	(113,487)	507,128
Issuance of Convertible notes and accrued interest	3,053,861	-
Net cash used in financing activities	**4,292,669**	**1,068,674**
Net change in cash and cash equivalents	**1,633,904**	**(1,864,780)**
Cash and cash equivalents at beginning of year	998,392	2,863,173
Cash and cash equivalents at end of year	$ **2,632,296**	$ **998,392**
Supplemental Information		
Interest paid	$ **370,403**	$ -
Income taxes paid	$ **25,081**	$ -

The accompanying footnotes are an integral part of these financial statements

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Included in these consolidated financial statements are operations of Ashley Black Inc. (formerly known as ADB Interests, LLC) and Subsidiaries, and its wholly owned subsidiaries (collectively, which may be referred to as the "Company", "we," "us," or "our"):

- Ashley Black Inc. (formally known as ADB Innovations, LLC),
- ADB Research LLC,
- and Ashley Black Fasciology LLC, which further owns Fascia Advancement Academy LLC.

The Company is the primary beneficiary of Ashley Diana Black International Holdings LLC ("ADB International LLC") which qualifies as a variable interest entity and is consolidated within these financial statements (see Note 16). All significant intercompany accounts and transactions have been eliminated. Any non-controlling interest is not material to the overall consolidated financial statements.

The Company is an eCommerce health and beauty brand specializing in skin regeneration products and programs for primarily US customers, expanding soon to select global markets. The Company's products are sold either direct to consumer or through distributors.

ADB Interests, LLC was formed on May 14, 2014 in Texas and is headquartered near Houston. In May 2014, the Company formed ADB Innovations LLC, a wholly owned subsidiary located in Texas, to operate as the product sales company. On January 1, 2023 ADB Interests, LLC was converted into a Delaware C Corporation, named Ashley Black, Inc.

Fascia Innovations Internacional SRL was formed on September 23, 2022 in Costa Rica. This entity is owned by ADB Innovations LLC and Federico Ugalde Prada as a joint venture. The intended purpose is to distribute the Fasciablaster products to countries in Central and South America through medical device distributors and medical aesthetic spas. Only organization activities have taken place in 2022. Business is expected to commence in 2023.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include the determination of inventory reserve, depreciation expense, and refund liability.

Variable Interest Entities

The Company accounts for the investments it makes in certain legal entities in which equity investors do not have (1) sufficient equity at risk for the legal entity to finance its activities without additional subordinated financial support, or (2) as a group, the holders of the equity investment at risk do not have either the power, through voting or similar rights, to direct the activities of the legal entity that most significantly impact the entity's economic performance, or (3) the obligation to absorb the expected losses of the legal entity or the right to receive expected residual returns of the legal entity. These certain legal entities are referred to as "variable interest entities" or "VIEs."

The Company would consolidate the results of any such entity in which it determined that it had a controlling financial interest. The Company would have a "controlling financial interest" in such an entity if the Company had both the power to direct the activities that most significantly affect the VIE's economic performance and the obligation to absorb the losses of, or right to receive benefits from, the VIE that could be potentially significant to the VIE. On an annual basis, the Company assesses whether it has a controlling financial interest in any investments it has in these certain legal entities.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. There were no non-cash cash equivalents as of December 31, 2022 and 2021. Cash consists of funds held in the Company's checking account.

Receivables and Credit Policy

Accounts receivable are comprised of both credit card receivables and wholesale customer obligations. The merchant bank receivables are non-interest bearing obligations that are fixed and determinable amounts which will be deposited within 3 to 5 days of collection from retail credit institutions. The wholesale customer obligations are uncollateralized and typically non-interest bearing. These obligations are due under normal trade terms, usually within 30 to 60 days of product delivery. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management can charge 3% interest at its discretion on unpaid balances that exceed 21 days in accordance with customer specifications, or if unspecified, to the oldest outstanding invoices. As of December 31, 2022 and 2021, management deemed no allowance for doubtful accounts to be necessary.

Inventory

Inventory, which consists primarily of health and beauty products, that is either in transit to or is held at the Company's warehouse. The inventory is carried at the lower of cost or net realizable value using the weighted average method of valuation. The Company evaluates reserves for inventory items that the Company considers obsolete. As of December 31, 2022 and 2021, management deemed no reserve for obsolescence to be necessary.

Fixed Assets

Property and equipment exist in the form of manufacturing tooling and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to fifteen years. Depreciation expense on property and equipment for the years ended December 31, 2022 and 2021 was $106,506 and $49,248, respectively.

Impairment of Long-Lived Assets

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022 and 2021.

Intangible Assets

Intangible assets, net represents patents and trademarks, which are being amortized over their estimated useful lives on a straight-line basis as follow:

Description	Estimated Life (Years)
Patents	20
Trademarks	Indefinite

Sales Tax

The Company records sale tax collected on behalf of customers as a current liability on the balance sheets until such time that it is remitted to the applicable state and/or local tax jurisdiction, generally on a monthly or quarterly basis.

Income Taxes

The Company has elected to be taxed as a partnership with the Internal Revenue Service (IRS). Therefore, no provision for federal income tax expense is recorded. Instead, the net income for the Company flows through to its members and is taxed through their individual income tax returns. The Company has filed its income tax return for the year ended December 31, 2021, which will remain subject to examination by the IRS under the statute of limitations for a period of three years from the date it is filed.

The State of Texas charges a "margin" tax on all entities. This margin tax is, in substance, a state income tax, and has been accrued and included in the accompanying financial statements.

Revenue Recognition

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identify contracts with customers; (ii) identify performance obligations; (iii) determine the transaction price; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in Topic 606. The Company's performance obligation is to fulfill the delivery of goods with regards to online product sales. Each online order is considered an individual performance obligation.

Revenue is recognized when the performance obligation is satisfied by transferring a promised good or service to a customer. A good or service is considered transferred when the customer obtains control, which is when the customer has the ability to direct the use of and/or obtain substantially all the benefits of an asset. Standard Company shipping terms are FOB shipping point and therefore at the time of shipment, control of the promised goods transfers and the customer can direct the use of and obtain substantially all the benefits of the product. Revenues consist of product sales and are recognized upon shipment of the product. Deferred revenues consist of consideration received prior to completing the performance obligation.

Payment for goods or services is typically due upon purchase. The Company does not enter into extended term agreements with customers. The Company expenses the cost to obtain or fulfill a contract as incurred because the amortization period of the asset that the entity otherwise would have recognized is one year or less.

The transaction price is the price of each individual product ordered. There is no significant financing component, or noncash consideration included in the transaction price of any order. Each contract that the Company enters into has one performance obligation. Therefore, the transaction price of each contract is fully allocated to the individual performance obligation. Variable consideration consists of returns and customer discounts. If the customer receives a discount, it is allocated ratably across each product included in the total performance obligation based on each product's individual selling price. The transaction price would reflect the discount offered to the customer.

The Company also has sales-agent relationships. In all circumstances, the contract and performance obligation exist between the Company and the end customer. Sales-agent inventory is under full control of the Company and revenue is recognized at the time of shipment to the customer.

The Company often offers discounts to customers by way of influencer marketing campaigns. When an influencer marketing campaign is conducted and the influencer receives a sales commission for sales made with their discount code, the Company retains control over the goods and services at every point of the transaction, inventory risk resides with the Company, and the Company has full discretion in establishing prices for goods. As the Company is the principal, all sales are recorded on a gross basis. There is no instance where an influencer acts as the principal of a sales transaction.

The Company permits its customers to return products and/or request refunds in exchange for either a cash refund or an online store credit. The Company has a return policy of 1,000 days for either a full refund or product replacement, depending on the product purchased. For the years ended December 31, 2022 and 2021, the Company had expenses for discounts, exchanges, and returns totaling $524,347 and $352,824, respectively. As of December 31, 2022 and 2021, the Company had a return allowance of $18,008 and $28,573, respectively.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Costs of Goods Sold

Costs of goods sold consist primarily of costs related to inventory, customer shipping expenses, credit card merchant fees, and commissions paid to contractors and platforms.

General and Administrative

General and administrative costs are expenses that primarily include salaries, payroll tax, contract labor, consultants, insurance, office supplies, professional services, and rent.

Leases

The Company determines if a contract is classified as a lease at the contract's inception. Lease agreements are evaluated to determine whether the lease is a finance or operating lease. Right-of-use (ROU) assets and lease liabilities are recognized at the commencement date based on the net present value of lease payments over the lease term. The Company's leases do not provide an implicit rate; therefore, the Company uses its incremental borrowing rate, based on the information available at the commencement date to determine the present value of the lease payments over the lease term. Leases with an initial term of 12 months or less are not recorded on the accompanying balance sheet and are recognized as lease expense on a straight-line basis over the lease term. Leases primarily consist of facilities and office space.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On January 1, 2022, the Company adopted the

ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented. Adoption of the new guidance resulted in ROU Assets of $357,583 and lease liabilities of $378,676 being recorded as of January 1, 2022.

As part of the adoption process the Company made the following elections:
- The Company elected the hindsight practical expedient, for all leases.
- The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.
- The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate. The Company uses the risk-free rate of the lease term length at the commencement date in determining the present value of lease payments. Refer to Note 12 to our financial statements for further disclosures regarding the impact of adopting this standard.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORIES

As of December 31, 2022 and December 31, 2021, inventories consisted of the following:

	2022	**2021**
Inventory in transit	$ 1,417,089	$ 1,035,805
Inventory finished goods	5,072,143	2,874,923
	$ 6,489,232	$ 3,910,728

During 2022 the Company recorded a loss on faulty inventory for $153,063 to other expense.

NOTE 4 – INTANGIBLES

As of December 31, 2022 and 2021, intangible assets consisted of the following:

	2022	**2021**
Patents	$ 1,783,472	$ 1,657,608
Trademarks	767,719	616,874
Less: Accumulated amortization	(205,171)	(154,758)
	$ 2,346,020	$ 2,119,724

Amortization expense charged to operations for the years ended December 31, 2022 and December 31, 2021 totaled $50,413 and $34,483 respectively.

Estimated future amortization of intangible assets is as follows for the years ended December 31,:

2023	$ 53,663
2024	53,663
2025	53,663
2026	53,663
2027	53,663
2028 and thereafter	610,752
	$ 879,067

NOTE 5 – DUE FROM AFFILIATES

On May 1, 2018, the Company provided a $2,000,000 line of credit to the managing member which bears interest at the Long-term Applicable Federal Rates (AFRs). The note matures on May 1, 2028. The note does not contain a repayment schedule and is due upon maturity. In 2020, the Company increased the available line of credit of $2,000,000 for a total line of $4,000,000. Total outstanding balance due from the member as of December 31, 2022 and 2021 was $3,707,488 and $2,900,287, respectively.

On May 1, 2018, the Company provided a $2,000,000 line of credit to ADB Lifestyle, LLC, which is majority owned by the Company's managing member. The note bears interest at the Long-Term AFR and matures on May 1, 2028. The note does not contain a repayment schedule and is due upon maturity. Total outstanding balance due from ADB Lifestyle, LLC as of December 31, 2022 and December 31, 2021 was $1,983,618 and $1,317,495, respectively.

During 2022, the Company paid if full expenses related to the joint venture Fascia Innovations Internacional SRL. Consistent with the terms of the joint ventures the Company recorded a receivable due from Federico Ugalde Prada for cost share allocation. The Company expects the receivable to be repaid in 2023 when operations commence. As of December 31, 2022 the outstanding balance was $10,415 and is non-interest bearing.

NOTE 6 – NOTES PAYABLE

In June 2018, the Company entered into a fixed interest term note agreement. The principal amount of the note was $848,300 and matures in June 2028. The note bears interest at 5.40% and requires monthly principal and interest payments of approximately $9,200. The amount of the outstanding facility as of December 31, 2022 and 2021 was $524,311 and $620,717, respectively.

In September 2018, the Company entered into a variable interest term note agreement. The principal amount of the note was $273,999 and matures in June 2028. The note bears interest at the 1-Month LIBOR rate plus 2.52% per annum. Interest only payments were required until January 2019. In January 2019, equal principal and interest payments begin through maturity. Monthly payments are approximately $2,700. The amount of the outstanding facility as of December 31, 2022 and 2021 was $172,334 and $197,846, respectively.

In July 2020, the Company received an Economic Injury and Disaster Loan (EIDL) administered by the Small Business Administration (SBA). The principal amount of the loan was $150,000 and matures in June 2050. The note bears interest at 3.75%. Payments are deferred for one year, after the deferral period, monthly principal and interest payments are approximately $700. In August 2021, the loan was amended and the Company received an additional advancement of $335,100 and required monthly payments increased to $2,440 with no change in maturity. The amount of the outstanding facility as of December 31, 2022 and 2021 was $504,696 and $496,265, respectively.

Future required note repayments are as follows for the years ending December 31,

2023	$	120,651
2024		126,357
2025		132,349
2026		138,644
2027		145,258
2028 and thereafter		538,082
	$	1,201,341

NOTE 7 – SECURED BORROWINGS

The Company entered into a revenue-based financing agreement for the transfer of receivables at a fixed price to third party financing companies. The financing companies charge a monthly fee of 12% to 15%, which is recorded as interest expense. The Company is provided funds in the designated amount of receivables and repays the borrowings as receivables are collected. Pursuant to the guidance in ASC 470-40, *Product Financing Arrangements*, the Company accounts for transactions as an increase to expense and an increase to product financing agreements (a liability).

NOTE 8 – LINE OF CREDIT

In June 2018, the Company entered into a revolving line of credit agreement. The agreement provides for an advance of up to $500,000. Interest is accrued at the prime rate plus 1.87% per annum. Interest is payable monthly starting July 22, 2018. The note will convert to a term note upon the discretion of the lender. Upon conversion to a term note, no further advances under the agreement will be available and monthly payments will be due in the amount greater than or equal to (a) $250 or (b) the aggregate sum of the accrued interest plus 1/60th of the unpaid principal. As of December 31, 2022 and 2021 the outstanding balance on the facility was $497,904.

NOTE 9 – CONVERTIBLE NOTES PAYALBE

During 2022, the Company issued convertible promissory notes ("Notes") in an aggregate amount of $3,152,865 in principal. Interest shall accrue from the date of the Notes on the unpaid principal amount at an annual rate equal to ten percent (10%). The convertible promissory notes will automatically mature and become due and payable, with accrued interest, between May 2024 and December 2024. The Notes contain a 15% discount on conversion and a valuation cap of $50,000,000.

In the event that the Company issues and sells units of its equity securities ("Equity Securities") to investors (the "Qualified Financing Investors") while the Notes remains outstanding in an equity financing with total proceeds to the Company of not less than $1,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes) (a "Qualified Financing"), then the outstanding principal amount of the Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Investor into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the price paid per unit for Equity Securities by the Qualified Financing Investors in the Qualified Financing multiplied by 0.85, and (ii) the quotient resulting from dividing $50,000,000.00 by the number of outstanding units of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into units and exercise of all outstanding options and warrants, but excluding the units of equity securities of the Company issuable upon the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)).

The issuance of Equity Securities pursuant to the conversion of the Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. f the conversion price of the Notes as determined pursuant to this paragraph (the "Conversion Price") is less than the price per unit at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert the Note into units of a newly created series of preferred units having the identical rights, privileges, preferences and restrictions as Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per unit liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per unit dividend, which will be the same percentage of the Conversion Price as applied to determine the per unit dividends of the Qualified Financing Investors in the Qualified Financing relative to the purchase price paid by the Investors.

At December 31, 2022 the outstanding balance of convertible notes payable totaled $3,152,865 and $120,918 of interest payable.

The Company incurred $261,522 in fees related to the issuance of the Notes. Debt issuance costs have been capitalized and amortized over the term of the Notes. Amortization expense of deferred debt issuance cost for the year ended December 31, 2022 was $41,600. Unamortized deferred debt issuance cost as of December 31, 2022 was $219,922.

NOTE 10 – FORGIVENESS OF DEBT

During 2020, the Company received a loan through the Paycheck Protection Program (PPP) established under the Coronavirus Aid, Relief and Economic Security Act (CARES Act) and administered by the SBA. The loan for $253,470 was eligible for forgiveness if the loan proceeds were used for qualified eligible expenses with the defined 8 or 24-week period after the loan was disbursed. When it applied for the loan, the Company believed it would qualify to have the loan forgiven under the terms of PPP; therefore, considered the loan to be a conditional government grant.

Consistent with guidance from ASC 958-605, the Company recognized revenue of $253,470 for conditions substantially met as December 31, 2020. The Company applied for and received forgiveness in 2021.

During 2021, the Company received a second loan through the PPP for $241,027. The loan was eligible for forgiveness if the loan proceeds were used for qualified eligible expenses with the defined 8 or 24-week period after the loan was disbursed. When it applied for the loan, the Company believed it would qualify to have the loan forgiven under the terms of PPP; therefore, considered the loan to be a conditional government grant.

Consistent with guidance from ASC 958-605, the Company recognized revenue of $241,027 for conditions substantially met as of December 31, 2021.

The Company received additional forgiveness on various loans and accrued interest on notes described in Note 6 above.

NOTE 11 – MEMBERS EQUITY

The Company is privately owned by two partners: ADB Equities LLC, a Texas S-Corporation wholly owned by Ashley Black that owns majority interest of the Company at 94% interest; and LBI Entertainment LLC, a California profits interest partner that owns the remaining 6% interest.

NOTE 12 – LEASE

The Company has operating leases for a fulfillment center storage and shipping. The lease has a term of 38 months. Leases with an initial term of 12 months or less are not recorded in the consolidated balance sheets and we recognize lease expense for these leases on a straight-line basis over the lease term. The financial statements for years before January 1, 2022 are not presented on the same accounting basis with respect to leases.

In June 2021, the Company entered into a 38-month lease agreement for a new fulfillment center located in Houston, Texas. The lease began June 1, 2021 and requires monthly rent and fees of approximately $19,400. The lease expires July 31, 2024.

Future payment obligations with respect to the Company's operating leases, which were existing at December 31, 2022, by year and in the aggregate, are as follows:

Years Ending December 31,	Amount
2023	$ 143,152
2024	97,008
2025	-
Total Future payments	$ 240,160
Less interest	(538)
Present value of lease liabilities	$ 239,622
Months remaining as of December 31 2022:	20
Interest rate	0.16%

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Contracts

The Company has contracted with a third-party logistics company to fulfill its orders in Australia. The contract rate is based on products shipped monthly with a minimum fee of $2,666 Australian Dollars for warehouse storage.

Contingencies

In determining accruals and disclosures with respect to loss contingencies, the Company evaluates such accruals and contingencies for each reporting period. Estimated losses from loss contingencies are accrued by charge to expense when information available prior to issuance of the financial statements indicates that it is probable that a liability could be incurred, and the amount of the loss can be reasonably estimated. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

NOTE 14 – RETIREMENT PLAN

The Company has a savings plan pursuant to Section 401(k) of the Internal Revenue Code (IRC) under which all employees meeting eligibility requirements are able to participate. Subject to certain limits set for in the IRC, employees are permitted to make contributions to the plan. Company contributions are made to match the first 3% of employee contributions at 100% and to match any contributions from 3% to 5% at 50%, for a total possible match of 4% of salary deferrals. Additional Company contributions may be made at the discretion of management. Company contributions for the years ended December 31, 2022 and 2021 totaled $21,139 and $15,904, respectively.

NOTE 15 – RISKS AND UNCERTAINTIES

Settlements

In May 2017, the Company filed suit against a product user alleging defamation and other business injuries in relation to the user's actions. As a result of the original suit, the user filed an anti-SLAPP motion. In February 2018, the court granted the user's motion to dismiss and awarded sanctions and attorneys' fees in the amount of $250,875 as well as conditional attorneys' fees in the event of an appeal. The Company appealed the Order to the First Court of Appeals. In October 2022, the Company and user agreed to a settlement for the sum of $382,454 payable over the course of four months as follows: (a) a first installment of $190,916, representing 50% of the cash consideration owed as the date to be paid by December 15, 2022; and (b) three monthly installments of $63,639, plus post-judgement interest at 5% compounded annually. As of December 31, 2022 the Company has payments remaining for the sum of $127,763.

As of the date of management's evaluation, the Company is not involved in any other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

COVID-19

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak.

NOTE 16 – VARIABLE INTEREST ENTITY

The Company is the primary beneficiary of ADB International, LLC, which qualifies as a variable interest entity ("VIE"). The determination was based on the fact that the Company indirectly exercises control over the operations of ADB International, LLC and is the primary beneficiary of its activities. Additionally, a significant portion of the financing for ABD International, LLC is provided by the Company.

The Company's consolidated financial statements include the assets, liabilities and results of operations of the VIE for which the Company is the primary beneficiary.

The following table summarizes the carrying amounts of the VIE's assets and liabilities included in the Company's consolidated balance sheets as of December 31, 2022 and 2021 as well as results of operations for the years ended December 31, 2022 and 2021:

		2022		**2021**
Cash	$	55,807	$	47,984
Due from related party (eliminated in consolidation)	$	806,810	$	558,192
Total Current Assets	$	862,617	$	606,176
Patent and trademarks	$	2,346,020	$	2,119,724
Total Assets	$	3,208,637	$	2,725,900
Total Equity	$	3,208,637	$	2,725,900
Total Liabilities and Equity	$	3,208,637	$	2,725,900
Royalty income (eliminated in consolidation)	$	512,477	$	311,071
Net income	$	512,477	$	311,071

NOTE 17 – PRIOR PERIOD ADJUSTMENTS/RESTATEMENT

During 2022 the Company's exhausted their appeals on a 2018 legal settlement against the Company in the amount of $382,454. As a result, the Company recorded a settlement expense and accrued a liability as of December 31, 2018. Therefore, members' equity was overstated and accrued liabilities were understated by $382,454. The accompanying financial statements have been restated accordingly as of December 31, 2020.

During 2022 it was discovered that interest in regard to the SBA EIDL was not recorded during the payment abatement period during the years ended December 31, 2021 and 2020. As a result, for the years ended December 31, 2021 and 2020 the SBA EIDL note payable and interest expense accounts were understated by $9,814 and $2,813, respectively. The accompanying 2021 financial statements have been restated accordingly.

During 2022 the terms of the balances due from affiliates were amended to bear interest at the long term AFR effective for the year ended December 31, 2017. As a result, due from affiliates and members' equity was understated by $122,679 as of December 31, 2020. The accompanying financial statements have been updated accordingly. Additionally, the 2021 financial statements have been restated to include $76,356 of interest income with a corresponding increase to the due from affiliates balance.

During 2022 it was discovered that cash from combination with VIE Ashley Black International, LLC was recorded as a member contribution instead of reducing a due from affiliate balance. As such, due from affiliates and members' equity was overstated by $47,984. The accompanying 2021 financial statements have been restated accordingly.

NOTE 18 – SUBSEQUENT EVENTS

C-Corp Conversion

On January 1, 2023 ADB Interests, LLC was converted into a Delaware C Corporation as Ashley Black, Inc.

Management's Evaluation

Management has evaluated subsequent events through June 8, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.